# FAIR WIND SECRETARIAL SERVICES LIMITED
# 富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk



9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
利街十六號騏利大廈九樓
827 4836 • E-mail: fw@fairwind.com.hk

05006697

Our Ref.: S/7911/94 LTO/kk

10 MAR 2005

SUPPL


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 2005
WASH. D.C.
186

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of announcement dated 8 March 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
MAR 24 2005
THOMSON FINANCIAL



LO Tai On
Director
Encl.



c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

# FAIR WIND SECRETARIAL SERVICES LIMITED

# 富榮秘書服務有限公司



3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

☞ 9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

10 MAR 2005

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of announcement dated 8 March 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director

Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

We hereby acknowledge receipt of
the documents herein referred.
Dated this ............ day of ............



# 華潤創業有限公司

# China Resources Enterprise, Limited

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code : 291)**

## ANNOUNCEMENT

China Resources Enterprise, Limited announces that Mr. Chen Shulin has been appointed as the new Managing Director of the Company.

Further to the announcement on 30 December 2004 on the appointment of Mr. Song Lin as Chairman of China Resources Enterprise, Limited (the "Company") following his appointment as President of China Resources (Holdings) Company Limited and consequential realignment of his duties and responsibilities, the Company is pleased to announce that with effect from 8 March 2005, Mr. Chen Shulin has been appointed as the new Managing Director of the Company. Prior to his appointment as the Managing Director, Mr. Chen was a Deputy Managing Director of the Company. Mr. Song retains his position as Chairman of the Company.

By order of the Board
**China Resources Enterprise, Limited**
**Lee Yip Wah, Peter**
*Company Secretary*

Hong Kong, 8 March 2005

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.



# 華潤創業有限公司

# China Resources Enterprise, Limited

*(於香港註冊成立的有限公司)*

**(股份代號：291)**

## 公佈

華潤創業有限公司宣佈，陳樹林先生獲委任為本公司新任董事總經理。

繼日期為二零零四年十二月三十日有關宋林先生彼獲委任為華潤(集團)有限公司總經理後出任華潤創業有限公司(「本公司」)主席之公佈及據此重整彼之職務與職責後，本公司欣然宣佈，自二零零五年三月八日起，陳樹林先生獲委任為本公司新任董事總經理。於獲委任為董事總經理前，陳先生為本公司副董事總經理。宋先生則留任本公司主席。

承董事局命
**華潤創業有限公司**
*公司秘書*
**李業華**

香港，二零零五年三月八日

於本公佈日期，本公司執行董事為宋林先生(主席)、陳樹林先生(董事總經理)、喬世波先生(副董事總經理)、閻飈先生(副董事總經理)、姜智宏先生(副董事總經理)、劉百成先生、王群先生、鍾義先生及鄺文謙先生；非執行董事為蔣偉先生及謝勝喜先生；獨立非執行董事則為陳普芬博士、黃大寧先生及李家祥博士。